UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

__________________

SIERRA WIRELESS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826516106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

__________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒  Rule 13d-1(b)

G  Rule 13d-1(c)

G  Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826516106	13G/A	Page 2 of 6 Pages
(1)	Names of Reporting Persons Turtle Creek Asset Management Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) G (b) G
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 2,110,195
(6)	Shared Voting Power 0
(7)	Sole Dispositive Power 2,110,195
(8)	Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,195
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) G
(11)	Percent of Class Represented by Amount in Row (9) 6.8%
(12)	Type of Reporting Person (See Instructions) FI

Item 1(a).	Name of Issuer

Sierra Wireless Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

13811 Wireless Way
Richmond, British Columbia V6V 3A4 Canada

Item 2(a).	Name of Person Filing

Turtle Creek Asset Management Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence

4 King Street West, Suite 1300
Toronto, Ontario M5H 1B6 Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

826516106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	G	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	G	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	G	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	G	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	G	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	G	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	G	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	G	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	G	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	G	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment advisor

Item 4(a).	Amount Beneficially Owned

Turtle Creek Asset Management Inc. may be deemed to beneficially own 2,110,195 shares of common stock of the Issuer, which are held by funds for which Turtle Creek Asset Management Inc. is manager, trustee and portfolio advisor.

Item 4(b).	Percent of Class

6.8%

Item 4(c).	Number of shares as to which the Reporting Person has:

(i) sole power to vote or direct the vote:

2,110,195

(ii) shared power to vote or direct the vote:

0

(iii) sole power to dispose or to direct the disposition:

2,110,195

(iv) shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The securities with respect to which this Schedule is filed are owned by funds for which Turtle Creek Asset Management Inc. is manager, trustee and portfolio advisor. Those funds have the right to receive dividends from, or the proceeds from the sale of, such securities. No such fund has such right with respect to more than five percent of this class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisors is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011
TURTLE CREEK ASSET MANAGEMENT INC.

/s/ Jeffrey Hebel
By: Jeffrey Hebel
Title: Managing Partner